Exhibit 4.14

Consulting Agreement

This Agreement (“Agreement”) is by and between Prima Biomed USA Inc., including its affiliates and subsidiaries, having its principal office at 415 East 37th Street, Suite 7D, New York, NY 10016 (hereinafter collectively referred to as Company) and Sharron Gargosky, PhD, at 2833 NW Cumberland Rd, Portland, OR 97210 (hereinafter referred to as Consultant).

In consideration of the mutual covenants as set forth below, the parties named above agree as follows:

1.	SERVICES The services to be performed by Consultant (“Services”) involve

•	Assisting in the strategic planning of CVacTM development, as well as management of related scientific, nonclinical, clinical, and regulatory issues;

•	Providing information and independent opinions to the Company with regards to CVacTM and other products under development; and

•	Other services as requested by the Company

These Services will be provided by Sharron Gargosky, PhD.

2.

COMPENSATION The compensation to be paid to Consultant for performance of the Services described above will be based on actual hours worked on the project. The billing rate is $175 per hour for regular working time and 50% thereof for travel time (including air, rail, and auto travel to and from any place not the Consultant’s regular place of work). Consultant shall be reimbursed upon receipt of an invoice for all reasonable travel, lodging, and meal expenses, and all reasonable expenses incidental to travel and other’ expenses specific to the Services provided. Consultant shall receive prior approval from Company prior to incurring incidental expenses exceeding $500; the Company reserves the right not to reimburse costs exceeding $500 if prior approval was not been granted. Invoices will be provided to Company on a monthly basis and will identify work performed for the invoice month according to Company’s standard hour tracking. Payment will be due within 30 days of invoice date. Consultant will charge a late payment fee of 1 1/2% per month, or the maximum amount permitted by law if less than 1 1/2% per month, for any payment not received within 30 days from invoice date. If a portion of an invoice is in dispute, then Company shall pay the undisputed amounts as set forth in the preceding sentence and the parties shall use good faith efforts to reconcile the disputed amount within (60) days invoice date.

3.

RIGHTS TO DEVELOPMENT All work product developed by Consultant in the performance of Services including, but not limited to, papers, records, reports, analyses, computer based information and drawings (collectively “Developments”) and the patentable intellectual property rights in any such material will be the sole and exclusive property of Company provided, however, that Consultant shall retain the sole and exclusive right to any procedural manuals, personnel data, computer software, processes, process technology, means and know-how developed by Consultant independently from Consultant’s Services provided under this Agreement.

4.

CONFIDENTIAL INFORMATION In order to facilitate Consultant’s Services under this Agreement, it may be necessary for Company to disclose certain data and other proprietary information to Consultant that will, if possible, be labeled with the text “confidential”, and/or to provide Consultant with samples, which, together with any information generated by Consultant in performing Consultant’s Services for Company hereunder (collectively “Technology”). Consultant agrees to retain in strict confidence and not to disclose or transfer any Technology denoted as confidential to any party other than as authorized by Company. Consultant further agrees not to use such information for any purposes other than those of this Agreement. Upon completion of Consultant’s Services hereunder, Consultant will return all Technology copies and any remaining samples to Company, upon request by Company. These obligations of confidentiality and non-use shall not apply to technology: a) that was previously known to Consultant as evidenced by Consultant’s written records, b) that is lawfully obtained by Consultant from a source independent of Company, c) that is now or becomes public knowledge other than by breach of this Agreement, or d) is otherwise required to be disclosed by law.

All information regarding Consultant’s pricing and Consultant’s procedural manuals, data, computer software, processes, process technology, means and know-how developed by Consultant and disclosed by Consultant to Company in connection with this Agreement is proprietary, confidential information (“Consultant Know-How”) belonging to Consultant. Consultant Know-How will be held confidential by Company.

5.

TERM AND TERMINATION This Agreement will commence on 5 July 2010 and remains in full force and effect until 31 December 2010, unless mutually extended or terminated early. This Agreement may be terminated by either party, at any time, upon 30-days advance written notice to the other party. Upon the termination of this Agreement, each party will be released from all obligations and liabilities to the other occurring or arising after the date of termination, except that such termination will not relieve either party of its obligations under Paragraph 4 above, for a period of five (5) years from termination of this Agreement or from liability arising from any breach of this Agreement. The obligations under Paragraph 12 shall survive the expiration or termination of this Agreement for a period of five (5) years.

6.

ASSIGNMENT The rights and liabilities of the parties will bind and inure to the benefit of their respective successors, heirs, executors and administrators, as the case may be, provided that Company has specifically contracted for Consultant’s services. Consultant may not assign or delegate its obligations under this Agreement either in whole or in part without the prior written consent of Company.

7.

GOVERNING LAW: SEVERABILITY This Agreement will be governed by the laws of the State of New York without reference to any conflict of law provision. The parties hereby consent to the jurisdiction of the New York courts for resolution of any disputes arising under this Agreement. If any provision of this Agreement is found by a court of competent jurisdiction to be unenforceable, that provision will be severed and the remainder of this Agreement will continue in full force and effect.

8.

COMPLETE UNDERSTANDING: MODIFICATION Except as expressly provided herein, this Agreement will supersede and render null and void any and all prior Agreements between the parties and their agents and personnel on the subject of this Agreement. Any modifications to the provisions herein must be in writing and signed by the parties.

9.

NOTICES Any notices required or permitted hereunder will be given in writing to the appropriate party at the address specified below or at such address as the party will specify. Such notice will be deemed given upon personal delivery to the appropriate address or sent by certified or registered mail, three days after the date of mailing.

10.

FORCE MAJEURE No party shall be liable for the delay in performance or failure to perform this Agreement if such delay or failure is due to any occurrence beyond the control of the parties including, without limitation, fire, explosion, weather, disease, war, insurrection, civil strife, riots, government action or power failure; provided, however, that the party who is unable to perform resumes performance as soon as possible following the end of the occurrence causing delay or failure.

11.

WAIVER The waiver of either party or the failure by either party to claim a breach of any provision of this Agreement shall not be deemed to constitute a waiver or estoppel with respect to any subsequent breach or with respect to any provision thereof.

12.	INDEMNITY Company hereby agrees to indemnify, defend, and hold Consultant harmless from and against any and all loss, claims, actions, liability and/or suits (including reasonable attorney’s fees) arising directly or indirectly as a result of this Agreement except to the extent that any such loss, cost, claims, actions, liability and/or suits is directly caused by the gross negligence or intentional misconduct of Consultant in the performance of the Services under this Agreement.

Consultant hereby agrees to indemnify, defend, and hold Company, its employees, officers, directors and principals harmless from and against any and all loss, claims, actions, liability and/or suits (including reasonable attorney’s fees) arising directly as a result of the gross negligence or intentional misconduct of Consultant in the performance of its Services under this Agreement except to the extent that any such loss, cost, claims, actions, liability and/or suits is directly caused by the gross negligence or intentional misconduct of Company, its employees, officers, directors and principals.

13.

DAMAGES In the event of any breach or default by either party with respect to this Agreement, the defaulting party’s damage liability to the non-defaulting party for such breach or default shall be limited to the non-defaulting party’s direct damages which shall not exceed the fees paid by Company to Consultant under this Agreement. Under no circumstances will either party be liable for any consequential, special or indirect damages for the breach of its obligations under this Agreement

14.

NON-COMPETITION Without prior consent of the Company, during the term of this Agreement, Consultant agrees not to consult with, provide services to, or assist (actively or otherwise), whether paid or unpaid, any Direct Competitor of Prima BioMed USA Inc., or its Affiliates. For purposes of this Agreement, a Direct Competitor means any person, group, or company researching and/or developing cell therapeutics or immunological medicinal products intended for the treatment or prevention of cancer.

15.

INDEPENDENT CONTRACTOR For the purposes of this Agreement, the parties hereto are independent contractors and nothing contained in this Agreement shall be construed to place them in the relationship of partners, principal and agent, employer/employee or joint ventures. Neither party shall have the power or right to bind or obligate the other party, nor shall it hold itself out as having such authority.

The parties hereto have executed this Agreement as of the last date signed below.

Prima BioMed USA Inc.

By:	/s/ Matthew Lehman	(signature)
Name:	Matthew Lehman
Title:	Chief Operating Officer
Date:	20 July 2010

Consultant:

By:	/s/ Sharron Gargosky	(signature)
Name:	Sharron Gargosky, PhD
Title:	Member
Date:	20 July 2010